Exhibit 99.1

E-House Reports Fourth Quarter and Full Year 2011 Results and Declares Cash Dividend

SHANGHAI, China, March 8, 2012 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter and full year ended December 31, 2011, and declared a cash dividend of $0.15 per ordinary share.

Fourth Quarter 2011 Financial and Operating Highlights

•                      Total gross floor area (“GFA”) of new properties sold was 4.2 million square meters, with no material change from the same quarter of 2010. Total value of new properties sold decreased by 16% year-on-year to RMB34.1 billion ($5.3 billion)(1).

•                      Total revenues decreased by 6% year-on-year to $117.4 million.

•                      Non-GAAP(2) loss from operations was $18.7 million.

•                      Non-GAAP net loss attributable to E-House shareholders was $18.4 million, or $0.23 loss per diluted American depositary share (“ADS”).

Full Year 2011 Financial and Operating Highlights

•                      Total GFA of new properties sold was 13.5 million square meters for the full year 2011, an increase of 13% from 2010. Total value of new properties sold was RMB115.8 billion ($17.9 billion) for the full year 2011, an increase of 9% from 2010.

•                      Total revenues were $401.6 million for the full year 2011, an increase of 13% from 2010.

•                      Non-GAAP income from operations was $6.1 million for the full year 2011, a decrease of 94% from 2010.

•                      Non-GAAP net loss attributable to E-House shareholders was $9.1 million, or $0.11 loss per diluted ADS for the full year 2011.

“The overall conditions for the real estate industry in China were difficult in 2011,” said Mr. Xin Zhou, E-House’s executive chairman. “Our results were not only negatively impacted by the challenging market conditions, but also attributable to our investment in new business initiatives to prepare ourselves for future development. We believe that our efforts last year helped to sustain our business fundamentals, strengthened our industry leadership and laid a solid foundation for our future growth.”

Mr. Zhou continued, “We believe that E-House is well positioned to withstand this challenging period for the real estate services industry. For 2012, we will continue to focus on our three major business lines: primary agency, information and consulting, and online services. With the infrastructure for our new business initiatives largely set up, we will focus more on cost control this year. We will continue to leverage the comprehensive online-to-offline (“O2O”) service platform rolled out last year to further boost our online services segment. Also, as part of our strategy to push further into the secondary real estate market at the most opportune time, we will leverage our resources to launch a new online secondary brokerage franchise platform that

(1)  This press release contains translations of certain RMB amounts into U.S. dollar amounts solely for the convenience of the reader. The RMB amounts were translated into U.S. dollar amounts at a rate of RMB6.3318 to US$1.00, which is the average central parity rate announced by the People’s Bank of China for the fourth quarter of 2011.

(2) E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) per basic ADS and (5) net income (loss) per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and loss from the disposal of subsidiaries. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

combines online and offline information, as well as real and virtual brokerage stores. The platform will also allow cross-selling opportunities between new and secondary real estate. Despite the challenges we face in the current market, we remain confident in our business strategies as well as in the future of the industry.”

Mr. Li-Lan Cheng, E-House’s chief financial officer, added, “For our primary agency business, the overall sell-through rate was low in the fourth quarter, which had traditionally been a peak selling period. In addition, our real estate consulting and online business segments, which are operated by CRIC, also showed signs of slowing down as developers began to cut back on land purchases, new project developments and advertising spending. Currently, we do not expect these conditions to improve substantially in the near term, given the government’s repeated statements promising continued restrictive policies for the industry. Our results in the fourth quarter were also negatively impacted by higher marketing expenses associated with our efforts to market our new integrated service platform to developers, as well as additional expenses related to our planned merger with CRIC.”

Financial Results for the Fourth Quarter and Full Year 2011

Revenues

Fourth quarter total revenues were $117.4 million, a decrease of 6% from $125.2 million for the same quarter of 2010. For the full year 2011, total revenues were $401.6 million, an increase of 13% from $356.5 million for 2010.

Primary Real Estate Agency Services

Fourth quarter revenues from primary real estate agency services were $45.5 million, a decrease of 24% from $59.6 million for the same quarter of 2010. This decrease was mainly due to restrictive government measures aimed at China’s real estate industry, which led to a 16% decrease in total transaction value of new properties sold, and a decrease in the average commission rate from 1.0% for the fourth quarter of 2010 to 0.9% for the same quarter of 2011. (See “Selected Operating Data” below for more details on total GFA and transaction value of new properties sold.)

For the full year 2011, revenues from primary real estate agency services were $158.2 million, a decrease of 9% from $173.1 million for 2010. This decrease was mainly due to a decrease in the average commission rate from 1.1% for the full year 2010 to 0.9% for 2011, partially offset by a 9% increase in the total transaction value of new properties sold.

Secondary Real Estate Brokerage Services

Fourth quarter revenues from secondary real estate brokerage services were $3.4 million, a decrease of 50% from $6.8 million for the same quarter of 2010. This decrease was mainly due to the decrease in real estate sales transaction volume, partially offset by an increase in rental transaction volume.

For the full year 2011, revenues from secondary real estate brokerage services were $18.2 million, a decrease of 13% from $20.9 million for 2010. This decrease was mainly due to the decrease in real estate sales transaction volume, partially offset by an increase in rental transaction volume.

As of December 31, 2011, E-House had a total of 92 secondary real estate brokerage stores in eight cities in China, compared to 133 stores as of December 31, 2010 and 107 stores as of September 30, 2011. The Company closed a number of stores in Shanghai and Hangzhou during 2011 in order to reduce costs and optimize its store network by enhancing its presence in certain districts and closing unprofitable stores elsewhere.

Revenues from China Real Estate Information Corporation (“CRIC”)

CRIC, a subsidiary of E-House, provides real estate information, consulting, online and other services in China. Fourth quarter revenues from CRIC were $68.0 million, an increase of 17% from $58.0 million for the same quarter of 2010. This was mainly attributable to an 82% year-on-year increase from $25.2 million to $45.8 million in revenues from CRIC’s online segment as a result of growth in real estate online advertising, partially offset by a 43% year-on-year decrease from $26.5 million to $15.1 million in revenues from CRIC’s information and consulting segment as a result of a reduction in land transaction-related consulting fees in the fourth quarter of 2011 compared to the same quarter of 2010, as well as reduction of other consulting revenues amid a slowdown in new land acquisitions and property developments.

For the full year 2011, revenues from CRIC were $223.0 million, an increase of 39% from $159.8 million for 2010. This was mainly attributable to a 104% year-on-year increase from $66.8 million to $136.5 million in revenues from CRIC’s online segment as a result of growth in real estate online advertising and gains in CRIC’s market share, partially offset by an 18% decrease from $75.1 million to $61.8 million in revenues from CRIC’s information and consulting segment as a result of a reduction in land transaction-related consulting fees in 2011 compared to 2010, as well as reduction of other consulting revenues amid a slowdown in new land acquisitions and property developments.

Cost of Revenues

Fourth quarter cost of revenues was $54.4 million, an increase of 54% from $35.3 million for the same quarter of 2010, primarily due to higher salary expenses for additional sales staff in the primary real estate agency service segment, additional expenses associated with amortization of capitalized fees paid for Baidu, Inc.’s (“Baidu”) Brand Link product, which CRIC started to offer in August 2011,  and increased costs associated with increased revenues in offline advertising and promotional event services.

For the full year 2011, cost of revenues was $163.0 million, an increase of 56% from $104.8 million for 2010, primarily due to higher salary expenses for additional sales staff in the primary real estate agency service segment, the addition of the real estate promotional event business starting from the second quarter of 2010, and additional expenses associated with amortization of capitalized fees paid for Baidu’s Brand Link product, which CRIC started to offer in August 2011.

Selling, General and Administrative (“SG&A”) Expenses

Fourth quarter SG&A expenses were $96.0 million, an increase of 47% from $65.4 million for the same quarter of 2010, primarily due to increases in (1) salary, rental and travel expenses for the Company’s primary real estate agency service segment, (2) salary, commission and bonus expenses as a result of additional sales and administrative staff associated with the Company’s online business expansion, (3) year-end marketing and advertising expenses for the Company’s online business, and marketing expenses associated with the launch of the O2O “EJU” real estate e-commerce platform, (4) salary expenses associated with additional sales and administrative staff for CRIC’s information and consulting business, (5) share-based compensation expenses as a result of restricted shares and stock options granted in the fourth quarter of 2010 and first and fourth quarters of 2011 and (6) professional fees associated with the proposed merger of CRIC.

For the full year 2011, SG&A expenses were $286.7 million, an increase of 44% from $198.4 million for 2010. This increase was primarily due to increases in (1) salary, rental and travel expenses for the Company’s primary real estate agency service segment, (2) staff and related office expenses associated with the Company’s online business expansion, (3) year-end marketing and advertising expenses for the Company’s online business, and marketing expenses associated with the launch of the O2O EJU real estate e-commerce platform, (4) salary and bonus expenses associated with additional sales and administrative staff for CRIC’s information and consulting business, (5) share-based compensation expenses as a result of restricted shares and stock options granted in the fourth quarter of 2010 and first and fourth quarters of 2011 and (6) professional fees associated with the proposed merger of CRIC.

Goodwill Impairment Charge

A substantial portion of goodwill on the Company’s balance sheet relates to the acquisition of the Company’s online unit in 2009. Toward the end of the third quarter of 2011, China’s real estate market showed signs of further slowdown under the government’s continued restrictive policies and further credit tightening. CRIC’s online advertising unit began to slow down as developers became more pessimistic about sales volume and more cautious with their advertising spending. The Company believed this would result in slower than previously expected growth for its online business over the next several quarters. In addition, CRIC experienced a 31% decline in its stock price from June 30, 2011 to September 30, 2011. These circumstances prompted management to evaluate and test the fair value of the Company’s assets against their carrying amount in accordance with U.S. GAAP. The Company concluded that the carrying amount of its online assets was higher than their fair value and consequently recorded a one-time goodwill impairment charge of $417.8 million during the third quarter of 2011.

Income (Loss) from Operations

Fourth quarter loss from operations was $33.0 million, compared to income from operations of $24.6 million for the same quarter of 2010. Fourth quarter non-GAAP loss from operations was $18.7 million, compared to non-GAAP income from operations of $36.8 million for the same quarter of 2010.

For the full year 2011, loss from operations was $465.9 million, compared to income from operations of $53.3 million for 2010. For the full year 2011, non-GAAP income from operations was $6.1 million, compared to non-GAAP income from operations of $101.2 million for 2010.

Net Income (Loss)

Fourth quarter net loss was $32.0 million, compared to net income of $17.3 million for the same quarter of 2010. Fourth quarter non-GAAP net loss was $18.5 million, compared to non-GAAP net income of $28.8 million for the same quarter of 2010.

For the full year 2011, net loss was $465.0 million, compared to net income of $48.7 million for 2010. Non-GAAP net income for the full year 2011 was $5.1 million, compared to $93.9 million in 2010.

Net Income (Loss) Attributable to E-House Shareholders

Fourth quarter net loss attributable to E-House shareholders was $27.9 million, or $0.36 loss per diluted ADS, compared to net income attributable to E-House shareholders of $12.9 million, or $0.16 per diluted ADS, for the same quarter of 2010. Fourth quarter non-GAAP net loss attributable to E-House shareholders was $18.4 million, or $0.23 loss per diluted ADS, compared to non-GAAP net income attributable to E-House shareholders of $20.9 million, or $0.25 per diluted ADS, for the same quarter of 2010.

For the full year 2011, net loss attributable to E-House shareholders was $270.4 million, or $3.39 loss per diluted ADS, compared to net income attributable to E-House shareholders of $36.2 million, or $0.44 per diluted ADS, for 2010. Non-GAAP net loss attributable to E-House shareholders for the full year 2011 was $9.1 million, or $0.11 loss per diluted ADS, compared to non-GAAP net income attributable to E-House shareholders of $65.8 million, or $0.80 per diluted ADS, for 2010.

Cash Flow

As of December 31, 2011, the Company’s cash and cash equivalents balance was $392.0 million.

Fourth quarter 2011 net cash generated from operating activities was $61.1 million, which was mainly attributable to a $60.1 million decrease in customer deposits, a $24.4 million increase in income tax and other tax payable, a $15.1 million increase in payroll and welfare payable and a

$10.1 million decrease in other current liabilities, partially offset by a non-GAAP net loss of $18.5 million and a $31.5 million increase in accounts receivable.

Fourth quarter 2011 net cash used in investing activities was $20.3 million. This amount was mainly attributable to $17.9 million for purchase of property and equipment as well as of intangible assets, $6.3 million for acquisition of subsidiaries and $5.2 million for investment in affiliates, partially offset by a collection of $6.9 million for the deposit for acquisition.

For the full year 2011 net cash used in operating activities was $18.9 million, which was mainly attributable to a $75.3 million increase in accounts receivable, partially offset by a non-GAAP net income of $5.1 million, a $10.4 million decrease in customer deposit, a $13.5 million increase in payroll and welfare payable, and an $11.9 million increase in other current liabilities. The principle non-cash item accounting for the difference between the non-GAAP net income and the cash used in operating activities for the full year was $16.6 million in depreciation and amortization expenses.

For the full year 2011 net cash used in investing activities was $73.7 million. This amount was mainly attributable to $37.3 million for purchase of property and equipment as well as intangible assets, $22.7 million for acquisition of subsidiaries and $21.6 million for investment in affiliates, partially offset by a collection of $4.5 million for the deposit for acquisition.

For the full year 2011 net cash used in financing activities was $69.2 million. This amount was mainly due to the payment of $49.9 million for share repurchases by the Company and CRIC, as well as the payment of $20.2 million for a cash dividend to shareholders in the second quarter of 2011.

Business Outlook

The Company estimates that its revenues for the fiscal year ending December 31, 2012 will be in the range of $490 million to $510 million, an increase of 22% to 27% from $401.6 million in 2011. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Transaction Update

The Company updates the status of two potential transactions as follows:

Proposed Merger with CRIC

Following the signing of a definitive merger agreement with CRIC on December 28, 2011, E-House filed Form F-4 and Schedule 13E-3 with the SEC on January 13, 2012 and, following receipt of comments from the SEC, made a second filing on February 15, 2012. Once the Form F-4 is declared effective by the SEC, CRIC will send notice of an extraordinary general meeting (“EGM”) and the proxy statement to its shareholders to vote on the proposed merger.

Investment in Century 21 China Real Estate

On November 28, 2011, E-House signed a non-binding term sheet with IFM Investments Limited (“Century 21 China Real Estate”) (NYSE: CTC) and its founders, which proposed a transaction (the “Proposed Transaction”) that would result in Century 21 China Real Estate issuing approximately 960 million new Class A ordinary shares to E-House and the founders of Century 21 China Real Estate at $0.0267 per share ($0.40 per ADS) and E-House becoming Century 21 China Real Estate’s largest shareholder. E-House, Century 21 China Real Estate and its founders have since been in good faith negotiation of detailed terms of the Proposed Transaction. In the meantime, E-House was made aware that one of Century 21 China Real Estate’s institutional shareholders took certain legal action in a Cayman court to prevent the Proposed Transaction from proceeding and that Century 21 China Real Estate and its founders were in negotiation with this shareholder to resolve the matter. E-House is currently awaiting satisfactory resolution of this matter before proceeding further with the Proposed Transaction.

Declaration of Cash Dividend

E-House also announced today that its board of directors has authorized and approved the Company’s payment of a cash dividend of $0.15 per ordinary share ($0.15 per ADS). The cash dividend will be payable on or about April 25, 2012 to shareholders of record as of the close of business on April 5, 2012. Dividends to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

Conference Call Information

E-House’s management will host an earnings conference call on March 8, 2012 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-718-354-1231
Hong Kong:	+852-2475-0994
Mainland China:	+86-10-800-819-0121

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”

A replay of the conference call may be accessed by phone at the following number until March 15, 2012:

International:	+1-718-354-1232
Passcode:	57104665

Additionally, a live and archived webcast will be available at http://ir.ehousechina.com.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 180 cities. E-House offers a wide range of services to the real estate industry, including primary sales agency, secondary brokerage, information and consulting, online, advertising, promotional events and investment management services. The real estate information and consulting, online, advertising and promotional events services are offered through E-House’s majority owned subsidiary, China Real Estate Information Corporation (NASDAQ: CRIC). E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement E-House’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) per basic ADS, and (5) net income (loss) per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and loss from the disposal of subsidiaries. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

E-House believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and loss from the disposal of subsidiaries, which may not be indicative of E-House’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to E-House’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures excluding expenses relating to share-based compensation, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and loss from the disposal of subsidiaries is that these expenses charges have been and will continue to be significant recurring expenses in E-House’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

In China

Kelly Qian
Manager, Investor Relations
E-House (China) Holdings Limited
Phone: +86 (21) 6133-0730

E-mail: ir@ehousechina.com

Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6284
E-mail: ej@ogilvy.com

In the U.S.

Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
E-mail: ej@ogilvy.com

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEET

(In thousands of U.S. dollars)

	December 31,	December 31,
	2010	2011
ASSETS
Current assets
Cash and cash equivalents	543,818	392,005
Restricted cash	6,985	2,582
Marketable securities	16,564	7,982
Customer deposits	90,617	56,168
Accounts receivable, net	174,114	244,081
Properties held for sale	4,458	1,287
Deferred tax assets	17,285	22,078
Prepaid expenses and other current assets	22,052	21,818
Amounts due from related parties	19	1,501
Total current assets	875,912	749,502
Property and equipment, net	21,303	27,976
Intangible assets, net	183,912	213,263
Investment in affiliates	10,161	32,484
Goodwill	453,140	49,328
Customer deposits — non-current	1,827	26,586
Other non-current assets	12,011	44,559
Total assets	1,558,266	1,143,698
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	8,149	5,686
Accrued payroll and welfare expenses	37,853	50,581
Income tax payable	42,276	45,762
Other tax payable	14,765	19,252
Amounts due to related parties	5,155	1,775
Advance from property buyers	7,619	2,194
Deferred revenue	7,973	11,499
Liability for exclusive rights with Baidu, current	—	13,831
Other current liabilities	16,309	25,517
Total current liabilities	140,099	176,097
Deferred tax liabilities	40,152	40,109
Liability for exclusive rights with Baidu, non-current	—	21,408
Other non-current liabilities	1,375	1,716
Total liabilities	181,626	239,330
Equity
Ordinary shares ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 80,752,526 and 79,065,624 shares issued and outstanding, as of December 31, 2010 and December 31, 2011, respectively	81	79
Additional paid-in capital	672,621	688,094
Subscription receivables	(65)	—
Retained earnings (Accumulated deficit)	200,823	(101,064)
Accumulated other comprehensive income	27,640	46,253
Total E-House equity	901,100	633,362
Non-controlling interests	475,540	271,006
Total equity	1,376,640	904,368
TOTAL LIABILITIES AND EQUITY	1,558,266	1,143,698

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2010	2011	2010	2011

Revenues	125,218	117,399	356,526	401,625
Cost of revenues	(35,266)	(54,441)	(104,847)	(163,044)
Selling, general and administrative expenses	(65,388)	(95,972)	(198,425)	(286,688)
Goodwill impairment charge	—	—	—	(417,822)
Income (Loss) from operations	24,564	(33,014)	53,254	(465,929)
Interest income	685	679	2,808	2,627
Other income (expenses), net	(448)	2,446	5,589	(4,277)
Income (Loss) before taxes, and equity in affiliates	24,801	(29,889)	61,651	(467,579)
Income tax benefit (expense)	(7,372)	(2,396)	(12,696)	2,724
Income (Loss) before equity in affiliates	17,429	(32,285)	48,955	(464,855)
Loss from equity in affiliates	(156)	331	(279)	(165)
Net income (loss)	17,273	(31,954)	48,676	(465,020)
Less: net income (loss) attributable to non-controlling interests	4,350	(4,089)	12,521	(194,663)
Net income (loss) attributable to E-House shareholders	12,923	(27,865)	36,155	(270,357)

Earnings (Loss) per share:
Basic	0.16	(0.36)	0.45	(3.39)
Diluted	0.16	(0.36)	0.44	(3.39)
Shares used in computation:
Basic	80,475,907	78,446,548	80,287,171	79,769,823
Diluted	81,729,428	78,446,548	81,302,622	79,769,823

Note 1            The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.3009 on December 31, 2011 and USD1 = RMB6.3318 for the three months ended December 31, 2011.

E-HOUSE (CHINA) HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Year ended
	December 31,		December 31,
	2010	2011	2010	2011

GAAP income (loss) from operations	24,564	(33,014)	53,254	(465,929)
Share-based compensation expense	6,949	8,334	27,006	32,024
Amortization of intangible assets resulting from business acquisitions	5,242	6,013	20,914	22,228
Goodwill impairment charge	—	—	—	417,822
Non-GAAP income (loss) from operations	36,755	(18,667)	101,174	6,145

GAAP net income (loss)	17,273	(31,954)	48,676	(465,020)
Share-based compensation expense (net of tax)	6,949	8,334	27,006	32,024
Amortization of intangible assets resulting from business acquisitions (net of tax)	4,555	5,146	18,177	19,220
Loss from the disposal of subsidiaries (net of tax)	—	—	—	1,054
Goodwill impairment charge	—	—	—	417,822
Non-GAAP net income (loss)	28,777	(18,474)	93,859	5,100

Net income (loss) attributable to E-House	12,923	(27,865)	36,155	(270,357)
Share-based compensation expense (net of tax and non-controlling interests)	5,557	6,802	19,987	24,318
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	2,439	2,708	9,633	10,171
Loss from disposal of subsidiaries (net of tax and non-controlling interests)	—	—	—	565
Goodwill impairment charge (net of tax and non-controlling interests)	—	—	—	226,183
Non-GAAP net income (loss) attributable to E-House shareholders	20,919	(18,355)	65,775	(9,120)

GAAP net income (loss) per ADS — basic	0.16	(0.36)	0.45	(3.39)

GAAP net income (loss) per ADS — diluted	0.16	(0.36)	0.44	(3.39)

Non-GAAP net income (loss) per ADS — basic	0.26	(0.23)	0.82	(0.11)

Non-GAAP net income (loss) per ADS — diluted	0.25	(0.23)	0.80	(0.11)

Shares used in calculating basic GAAP / non-GAAP net income (loss) attributable to shareholders per ADS	80,475,907	78,446,548	80,287,171	79,769,823

Shares used in calculating diluted GAAP net income (loss) attributable to shareholders per ADS	81,729,428	78,446,548	81,302,622	79,769,823

Shares used in calculating diluted non-GAAP net income attributable to shareholders per ADS	81,729,428	78,446,548	81,302,622	79,769,823

E-HOUSE (CHINA) HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Year ended
	December 31,		December 31,
	2010	2011	2010	2011
Primary real estate agency service
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	4,221	4,240	11,935	13,456
Total value of new properties sold (millions of RMB)	40,563	34,119	106,176	115,844
Total value of new properties sold (millions of $)	6,091	5,338	15,791	17,939